Filed Pursuant to Rule 433

Registration No. 333-160645

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

EMBARGOED FOR 4:30 PM EDT: March 7, 2012

CONTACT: Treasury Public Affairs (202) 622-2960

TREASURY ANNOUNCES PUBLIC OFFERING OF AIG COMMON STOCK, AGREEMENT WITH AIG TO REPAY THE GOVERNMENT’S REMAINING $8.5 BILLION PREFERRED EQUITY INVESTMENT

WASHINGTON – Today, the U.S. Department of the Treasury (Treasury) announced that it has launched an offering of $6 billion of its American International Group (AIG) common stock. AIG has indicated that it intends to purchase up to $3 billion of the common stock sold by Treasury in this offering at the initial public offering price.

Treasury also announced an agreement today with AIG that provides for the repayment of the government’s remaining $8.5 billion preferred equity investment in the AIG-owned entity AIA Aurora LLC (AIA SPV) – a special purpose vehicle that holds ordinary shares in AIA Group Limited (AIA). AIG is expected to repay this remaining $8.5 billion (plus accrued preferred return) from the following sources:

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$5.6 billion in expected proceeds from AIG’s recently announced sale of ordinary shares of AIA, which transaction priced on March 5, 2012 and is scheduled to close on March 8, 2012 (subject to customary closing conditions). Proceeds from this transaction are expected to be delivered to Treasury in the coming days.

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$1.6 billion in expected proceeds from the Federal Reserve Bank of New York’s (FRBNY) final disposition of Maiden Lane II LLC securities announced on February 28, 2012. Proceeds from this transaction are expected to be delivered to Treasury the week of March 19. (These expected proceeds are in addition to the $2.8 billion net gain that the FRBNY realized on the Maiden Lane II portfolio.)

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$1.6 billion in escrowed cash proceeds (MET Escrow) from AIG’s sale of its American Life Insurance Co. (ALICO) subsidiary to MetLife, Inc. that are expected to be released in two tranches: approximately $1.0 billion, subject to certain reserve amounts, by November 2012 and the remainder by May 2013.

Following receipt of the proceeds from the AIA share sale and the Maiden Lane II portfolio disposition, Treasury will release security interests in other AIG assets that currently support repayment of its AIA SPV preferred equity interest. These assets include AIG’s remaining ownership interest in AIA and AIG’s equity interests in its wholly owned subsidiary International Lease Finance Corporation. AIG’s interests in Maiden Lane III LLC and the MET Escrow will continue to support repayment of Treasury’s AIA SPV preferred equity interests until they are fully repaid, which AIG has agreed will occur no later than May 2013.

The announcements today are part of Treasury’s ongoing efforts to exit its investment in AIG, recover taxpayer dollars, and wind down the Troubled Asset Relief Program (TARP). After the expected repayment of Treasury’s remaining $8.5 billion AIA SPV preferred equity interest – and before accounting for any expected proceeds from today’s proposed common stock offering – Treasury’s remaining outstanding investment in AIG would total approximately $41.8 billion. In addition, the FRBNY has a loan to Maiden Lane III totaling $9.3 billion. That FRBNY loan is collateralized by assets with a current value well in excess of the outstanding loan balance.

Treasury has engaged Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC as Joint Global Coordinators for the offering of AIG common stock announced today.

AIG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before individuals invest, they should read the prospectus in that registration statement and other documents that AIG has filed with the SEC for more complete information about AIG and this offering. Individuals may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AIG, any underwriter or any dealer participating in the offering will arrange to send an individual the prospectus if they request it from Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC told free at 1-800-221-1037 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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